UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

Block listing Application

Application has been made to the Financial Conduct Authority and the London Stock Exchange plc for a total of 700,000 Ordinary Shares of 31¼p each ('Shares') to be admitted to the Official List.

The Shares are being reserved under a block listing and will be issued under the GlaxoSmithKline plc Share Save Plan 2012.

When issued, the Shares will rank pari passu with the existing Ordinary Shares of 31¼p each.

Admission is expected to be effective on 23 December 2024.

V A Whyte
Company Secretary

20 December 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 20, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc